

FOR IMMEDIATE RELEASE
Information of interest for the market
For more information please contact:
Rosita Covarrubias / Germán Del Río
Investor Relations Department
www.ccu-sa.com
(56-2) 427-3581 or 427-3349

CCU S.A. ANNOUNCES INTERIM DIVIDEND

(Santiago, Chile, December 2, 2009) – The Board of Directors approved today the distribution, with charge to year 2009's profits, of Interim Dividend Nº238, which amounts to Ch$60 per share (Ch$300 per ADR), totaling Ch$19,110,172,320. This dividend will be paid on January 8, 2010 to all the shareholders of the record as of January 2, 2010.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.